FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of July, 2005
Commission File Number: 000-33143

CLAXSON INTERACTIVE GROUP INC.

(Translation of Registrant’s Name into English)

Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

CLAXSON INTERACTIVE GROUP INC.

Form 6-K

TABLE OF CONTENTS

Item		Page
Item 1.	Press Release Announcing Claxson Interactive Group Inc.’s Fiscal 2005 First Quarter Financial Results	3

Signatures		10

Item 1. Press Release Announcing Claxson Interactive Group Inc.’s Fiscal 2005 First Quarter Financial Results

FOR IMMEDIATE RELEASE

CLAXSON REPORTS 2005 FIRST QUARTER FINANCIAL RESULTS

The Company increases its focus on the Pay TV business
and shows improved results in all divisions

Buenos Aires, May 23, 2005 – Claxson Interactive Group Inc. (XSONF.OB; “Claxson” or the “Company”), today announced results for the three-month period ended March 31, 2005. As previously announced, the Company finalized the sale of its TV Broadcast operation Chilevision on April 18. In addition, on May 6, Claxson completed the sale of the language localization operations of The Kitchen. In accordance with applicable accounting principles, the assets, liabilities and operations of Chilevision and the language localization operations of The Kitchen are reflected as assets and liabilities held for sale in the balance sheet and as discontinued operations in the statement of operations of the Company.

Financial Highlights

Net revenue for the first quarter of 2005 was $17.8 million, an 18% increase from net revenue of $15.1 million for the first quarter of 2004, reflecting the improved performance of Pay TV and Broadcast Radio. Operating expense for the three months ended March 31, 2005 was $14.9 million, compared to $14.7 million in the first quarter of 2004. Operating income for the three-month period ended March 31, 2005 was $2.9 million, compared to $0.4 million for the three month period ended March 31, 2004. Foreign exchange gain for the three-month period ended March 31, 2005 was $0.6 million compared to a $1.0 million in the same period of 2004. Net income for the three months ended March 31, 2005 was $1.4 million ($0.11 per basic and $0.10 per diluted share), compared to $0.2 million ($0.06 per basic and diluted shares) for the same period in 2004.

During the first quarter of 2005, the average exchange rate of the Argentine and Chilean currencies compared to the U.S. dollar remained virtually unchanged and appreciated 2% respectively, versus the same period in 2004.

CLAXSON
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS — INFORMATION BY SEGMENT
(In Thousands of U.S. dollars)

		Operating			Consolidated
		expenses			Operating
	Net	(before depr.	Depreciation	Total	Income
	Revenues	and amort.)	& amortization	expenses	(loss)
For the Three Months Ended March 31,

2005
Pay TV	$12,299	$9,170	$551	$9,721	$2,578
Broadcast Radio	5,379	3,418	469	3,887	1,492
Broadband & Internet	29	227	—	227	(198)
Corporate	72	1,029	—	1,029	(957)

Total	$17,779	$13,844	$1,020	$14,864	$2,915

2004
Pay TV	$10,839	$9,175	$841	$10,016	$823
Broadcast Radio	4,232	2,694	430	3,124	1,108
Broadband & Internet	26	261	—	261	(235)
Corporate	—	1,326	—	1,326	(1,326)

Total	$15,097	$13,456	$1,271	$14,727	$370

“During these first months of 2005 we took some key actions to increase our focus on Pay TV, our core business. We successfully completed the sale of Chilevisión, as well as the sale of the language localization operations of The Kitchen” said Roberto Vivo, Chairman and CEO. “We are pleased with the performance of all our business units and will be evaluating new business opportunities to invest the funds obtained from the divested assets”.

PAY TV

Net revenue for the first quarter of 2005 was $12.3 million, a 13% increase from net revenue of $10.8 million for the first quarter of 2004. The increase in net revenue is principally attributable to increased distribution.

Operating expense (excluding depreciation and amortization) for the first quarter of 2005 was $9.2 million, virtually unchanged from the comparable period of 2004.

Operating income for the first quarter of 2005 was $2.6 million compared to $0.8 million for the same period in 2004.

As of March 31, 2005, the Company’s owned basic and premium channels reached approximately 43.3 million aggregate subscribers, a 12% growth compared to its subscriber base as of March 31, 2004. Playboy TV and Fashion TV were the Company’s channels that reported the strongest growth.

BROADCAST RADIO

Net revenue for the first quarter of 2005 was $5.4 million, a 27% increase from net revenue of $4.2 million for the first quarter of 2004. The increase is attributable to the increase in audience share in Chile, and revenues generated from new businesses (such as sale of CD’s and concerts), as well as the 2% appreciation in the Chilean peso as compared to 2004.

Operating expense (excluding depreciation and amortization) for the first quarter of 2005 was $3.4 million compared to $2.7 million for the same period in 2004. The increase is principally due to the development of the new businesses and increased sales and marketing expenses.

Operating income for the first quarter of 2005 was $1.5 million compared to $1.1 million for the same period in 2004.

IberoAmerican Radio Chile’s average audience share in the first quarter of 2005 was 39.3% compared to 34.7% for the same period of 2004.

BROADBAND & INTERNET

Net revenue for the first quarter of 2005 was $29,000 compared to $26,000 for the same period in 2004.

Operating expense (excluding depreciation and amortization) for the first quarter of 2005 was $0.2 million compared to $0.3 million for the same period in 2004.

Operating loss for the first quarter of 2005 was $0.2 million, unchanged when compared to the same period in 2004.

To capitalize on the success of digital platform in Argentina and Brazil, the Broadband & Internet Division signed an agreement with Constancio Larguía, a well known Internet entrepreneur, to launch a web page (Humanity.tv) on wellness subjects in the US market. ESDC Digital Platform provides the technology solution for Humanity.tv, and Infinito provides English content to be offered as Video On Demand. Humanity.tv is ESDC Digital Platform’s first client in the US market.

Statement of Cash Flows

At March 31, 2005, Claxson had cash and cash equivalents of $7.7 million and $83.1 million in debt, which includes $14.8 million in future interest payments on the 8.75% Senior Notes due in 2010. During the first quarter of 2005 Claxson operating activities generated cash flow of $2.4 million compared to $2.6 million for the same period of 2004. Although the year to year variance is $0.2 million, in 2005 the cash generation was primarily attributable to operations while in 2004 it was primarily attributable to working capital management. Cash generated from operating activities was primarily used for the payment of debt obligations and for capital expenditures. In addition, Claxson obtained $0.6 million from the sale of assets, resulting in a net cash generation of $0.4 million for the first quarter of 2005.

About Claxson

Claxson (XSONF.OB) is a multimedia company providing branded entertainment content targeted to Spanish and Portuguese speakers around the world. Claxson has a portfolio of popular entertainment brands that are distributed over multiple platforms through its assets in pay television, radio and the Internet. Headquartered in Buenos Aires, Argentina, and Miami, Florida, Claxson has a presence in the United States and all key Ibero-American countries, including without limitation, Argentina, Mexico, Chile,

Brazil, Spain and Portugal. Claxson’s principal shareholders are the Cisneros Group of Companies and funds affiliated with Hicks, Muse, Tate & Furst Inc.

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Claxson’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For a detailed discussion of these factors and other cautionary statements, please refer to Claxson’s annual report on Form 20F filed with the U.S. Securities and Exchange Commission on July 15, 2004.

# # #

Contacts:

Press	Investors
Juan Iramain	Jose Antonio Ituarte
VP, Communications	Chief Financial Officer
Claxson	Claxson
011-5411-4339-3701	011-5411-4339-3700

— Financial Tables Attached —

CLAXSON

UNAUDITED BALANCE SHEETS
(In Thousands of U.S. dollars)

	As of	As of
	March 31,	December 31,
	2005	2004
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$7,716	$7,270
Accounts receivable, net	21,670	23,018
Assets held for sale	25,578	25,599
Other current assets	9,497	8,698

Total current assets	64,461	64,585

PROPERTY AND EQUIPMENT, net	10,455	11,048

PROGRAMMING RIGHTS, net	4,390	4,028

INVESTMENTS IN UNCONSOLIDATED AFFILIATES	3,063	3,407

INVESTMENTS IN EQUITY SECURITIES	250	54

GOODWILL	49,831	51,021

BROADCAST LICENSES, net	15,621	16,722

OTHER ASSETS	5,962	5,650

TOTAL ASSETS	$154,033	$156,515

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable, accrued and other liabilities	$25,088	$24,500
Liabilities related to assets held for sale	15,053	14,924
Current portion of programming rights obligations	5,603	5,332
Current portion of long-term debt	8,170	8,119

Total current liabilities	53,914	52,875

LONG-TERM LIABILITIES:
Long-term debt, net of current portion	74,908	77,680
Other long-term liabilities	2,789	2,795

Total long-term liabilities	77,697	80,475

MINORITY INTEREST	415	562

SHAREHOLDERS’ EQUITY	22,007	22,603

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$154,033	$156,515

CLAXSON
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands of U.S. dollars, except per share data)

	Three Months Ended
	March 31,
	2005	2004
NET REVENUES:
Subscriber-based fees	$10,556	$9,511
Advertising	6,166	5,212
Production services	277	105
Other	780	269

Total net revenues	17,779	15,097

OPERATING EXPENSES:
Product, content and technology	6,942	6,064
Marketing and sales	3,138	3,360
Corporate and administration	3,764	4,032
Depreciation and amortization	1,020	1,271

Total operating expenses	14,864	14,727

OPERATING INCOME	2,915	370

INTEREST EXPENSE	(381)	(399)

OTHER INCOME, NET	476	191

FOREIGN CURRENCY EXCHANGE GAIN	609	989

NET (LOSS) INCOME FROM UNCONSOLIDATED AFFILIATES	(556)	197

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND DISCONTINUED OPERATIONS	3,063	1,348

INCOME TAXES	(941)	(278)

MINORITY INTEREST	153	27

NET INCOME FROM CONTINUING OPERATIONS	2,275	1,097

DISCONTINUED OPERATIONS
Loss from operations of discontinued divisions — net	(834)	(916)

LOSS ON DISCONTINUED OPERATIONS	(834)	(916)

NET INCOME	$1,441	$181

NET INCOME PER COMMON SHARE:

Income from continuing operations
Basic and diluted	$0.11	$0.06

Loss on discontinued operations
Basic and diluted	$(0.04)	$(0.05)

NET INCOME PER SHARE:
Basic and diluted	$0.07	$0.01

NUMBER OF SHARES USED IN PER SHARE CALCULATIONS:
Basic	20,318	19,426

Diluted	21,941	19,917

CLAXSON
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands of U.S. dollars)

	Twelve Months Ended
	December 31,
	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,441	$181
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Amortization of programming rights	776	334
Share-based compensation	14	14
Depreciation and amortization	1,020	1,271
Accrued and unpaid interest	181	115
Exchange rate (gain)	(609)	(989)
Net (gain) on disposal of assets	(506)	(168)
(Income) loss from unconsolidated affiliates	556	(197)
Minority interest	(153)	(27)
Changes in operating assets and liabilities	(360)	2,027

Net cash provided by operating activities	2,360	2,561

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(289)	(510)
Acquisitions, net of cash acquired, and including transaction costs paid	—	(723)
Dividends distributions to minority owners of subsidiaries	—	(285)
Investment in unconsolidated affiliates	(170)	—
Proceeds on sale of investment in subsidiaries	639	—

Net cash provided by (used in) investing activities	180	(1,518)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net repayments of short/long-term debt	(2,120)	(3,606)
Proceeds from excercised stock options	26	48

Net cash (used in) financing activities	(2,094)	(3,558)

EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH AND CASH EQUIVALENTS	—	1

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	446	(2,514)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	7,270	7,677

CASH AND CASH EQUIVALENTS, END OF PERIOD	$7,716	$5,163

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC.
(Registrant)

Date: July 18, 2005	By:	/s/ Roberto Vivo-Chaneton
		Name:	Roberto Vivo-Chaneton
		Title:	Chief Executive Officer